MAIL STOP 3561


      	April 7, 2006

Mr. Yuval Cohen
Chief Executive Officer
Fortissimo Acquisition Corp.
14 Hamelacha Street
Park Afek, Rosh Ha`ayin 48901 Israel

      Re:	Fortissimo Acquisition Corp.
      Amendment 1 to Registration Statement on Form S-1
   File No. 333-131417
		Filed on March 14, 2006

Dear Mr. Cohen:

      We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in response
to these comments.  If    you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Prospectus Summary, page 1
1. We note the additional disclosure on page one used to substantiate your claim that Israel represents an attractive environment. For each source, please revise to include a citation that would allow investors to locate the disclosed figures.

2. Later in the business section, please revise to substantiate your belief that Israel has a "modern infrastructure . . . protection of trademarks and patents, a transparent financial and legal system and sophisticated capital markets."
3. Please revise to clarify where you obtained the disclosure that Israel`s is "one of the most attractive centers for technology innovation outside of the United States."
4. Explain how you "offer a more viable and expeditious access to US equity markets."
5. We note your response to comment seven of our letter dated February 28, 2006. Because you are not limited to any industry, a more in-depth discussion, in your Item 101 of Regulation S-K disclosure, should discuss how you intend to conduct your search. Disclose any monetary or time triggers that would lead you to consider companies outside of your expertise. Will you consider non-technology companies early in the process if they are introduced to you? If so, at what point do you seek guidance from an expert in such field?
6. It would appear that many of the benefits listed, including the innovation and population of scientists, do not translate to other industries. Unless you intend to limit your search to a particular industry, please revise to explain how all disclosed benefits would translate to all industries.
7. Please explain the statement that "the costs, risks and management disruption" of a traditional IPO make your business structure an attractive alternative. Assuming any merger you propose would be fair to your shareholders, it is not clear how you would provide an
"attractive opportunity" for an Israeli company to gain access to the
U.S. markets. If a private company engaged in its own initial public offering, it would have to bear the offering cost once. However, by going your route, it would have to bear the offering cost (since those proceeds would be reduced from the money going into the trust account), the business combination cost, and the dilution of having a substantial number of shareholders who only purchased their shares for $0.025.

Also, since you are shell company pitching the idea of acquiring a company in Israel, it is not clear why you are capable of engaging in an initial public offering yet an established company with revenues is not. You supplementally disclose that the markets are receptive to SPAC`s but not companies with actual operations. First, if you can substantiate the supplemental response, include it in the prospectus. Second, explain why the "market" would be receptive to shells that will combine with small-cap companies, but not the small-cap companies themselves. Are you implying that an investment into an unknown quantity is favored in the market over a known quantity? Please revise your disclosure to clarify.
8. We note your response to comment nine of our letter dated
February
28, 2006. The additional language defining the phrase "operations in
Israel" as an activity that is "not insignificant" does not clarify what constitutes having operations in Israel. We reissue the comment.
9. We reissue comment 11 of our letter dated February 28, 2006. Please explain whether or not you can structure a business combination in which less than 19.99 percent of your shareholders are able to convert their shares. Please be aware that the current language you use is "less than 20%" as the limitation on conversion.
10. We note that you may determine whether holders of the warrants are required to pay the exercise price or can exercise on a cashless basis upon redemption. Explain how this determination will be made, how investors will be made aware of the determination and whether the determination will apply to all warrant holders equally.

Risk Factors, page 9
11. We reissue comment 12 of our letter dated February 28, 2006. The risk associated with the lack of management expertise and the risk that investors are not able to evaluate certain risks are separate risks that should be discussed in separate risk factors. Please revise accordingly.
12. We partially reissue comment 17 of our letter dated February
28,
2006. Since any employment or consulting arrangements will be determined at the same time that a business combination is being negotiated, please explain the basis for the statement that "the ability of such individuals to remain with the company after the consummation of a business combination will not be the determining factor in our decision as to whether or not we proceed with any potential business combination." It appears that this may be a factor. Please revise the disclosure accordingly. We may have further comment.
13. We note your response to comment 23 of our letter dated
February
28, 2006 that you have "no current plans" to combine with an affiliated entity. Unless you prohibit yourself from combining with targets related to management or initial shareholders, we reissue the comment. Please revise to discuss the conflict that results from your ability to combine with a company that has preexisting relationships with your initial shareholders. Disclose elsewhere in greater detail the circumstances under which you may enter into a business combination agreement with an affiliated entity.
Disclose
whether existing stockholders are currently affiliated with entities that may be potential target businesses. Add disclosure to the conflicts of interest section as well. We may have further comment.
14. Discuss in greater detail the risk to investors in risk factor
43.

Use of Proceeds, page 22
15. Clarify whether interest will be paid on the load from FCF.
16. We note your response to comment 27 of our letter dated
February
28, 2006. Please revise to include the supplemental disclosure in the prospectus.

Proposed Business, page 29
17. We note your response to comment 28 of our letter dated
February
28, 2006.  Please revise to include the supplemental response in the
prospectus so that investors can understand how you determined to structure this offering.
18. We note that Israel has "superior institutions of higher education." Please revise to clarify your use of the word "superior." Are they "superior" to institutions in developed and undeveloped countries? Are there particular countries you are including with your use of the adjective used for comparison?
19. We note your response to comment 29 of our letter dated
February
28, 2006. The supplemental response does not reconcile with the disclosure on page 31. You respond that you "will focus on business combinations with early stage development companies." On page 31, you disclose that "in the alternative, a business combination may involve a company which is in its early stages. . . ."  Please revise
to reconcile your disclosure.  We may have further comment.
20. It would appear that there are a number of inherent risks associated with focusing on "early stage development companies." As such, please revise to include a risk factor to address the risk associated with your focus on early stage development companies.
21. We reissue prior comment 31 of our letter dated February 28, 2006. Please either provide support for your belief that "there may be numerous potential target businesses that we could acquire with the net proceeds of this offering" or remove the statement, which appears speculative. We note your supplemental response that such disclosure was removed; however, we continue to note disclosure on pages 9 and 31.


Management, page 42
22. We note your response to comment 35 of our letter dated
February
28, 2006. We note that the Fortissimo Funds typically invest in "turnaround" situations. We also note that FCF has invested in you, even though you will "target healthier companies." Please revise to include the supplemental disclosure in the prospectus and define your use of the term "healthier companies." Investors should be able to receive a full understanding of the types and conditions the company will use as criteria in its search.

Principal Stockholders, page 48
23. The shares to be issued to Fortissimo Capital Fund concurrently with the IPO should be included in the beneficial ownership table for the amount and percent before the offering, since these shares will be acquired within 60 days of the effectiveness date.

SEC Position
24. We note your supplemental response to prior comment 39 of our letter dated February 28, 2006. We believe that the Ken Worm letter would apply to these shares. Please revise the disclosure accordingly. Revise the plan of operations section for the selling shareholder as well.

Financial Statements

Note 2 - Proposed Public Offering, page F-8
25. In your response to our previous comment 44, you state the volatility of the Representative`s Options was determined based on a list of public Israeli companies with market capitalizations in the range of $70 million to $1 billion. Please tell us why you believe the volatility of companies with market capitalizations up to one billion dollars is a reasonable basis to estimate your volatility. Also, please explain any other factors you analyzed in determining these companies were representative of your business. Tell us how you calculated the estimate of 44.8% and whether it is based on the daily historical closing values of the basket of companies for the period of time equal in length to the term of the option though the balance sheet date or other date.
26. Revise to disclose the life of the Representative`s Option in this footnote.




Selling Shareholder Cover Page, page A-1
27. Please add the page number to the cross-reference to the risk factors section.
28. Please clearly state whether there is a market for your securities.

Selling Stockholders, page A-2
29. Please revise the table to reflect the current ownership of the selling stockholder - the units. The current disclosure is confusing and should be clear and consistent with the cover page.
30. Please disclose whether the selling shareholder is a broker-dealer or affiliate of a broker-dealer.
31. Specifically name the control person(s) for Fortissimo Capital
Fund.
32. Please explain the basis for the statement that "assuming all of the shares offered by this prospectus are sold by the selling stockholders, after completion of this offering, none of the selling stockholders will own more than one percent of the shares of common stock outstanding."

Outside Back Cover Page
33. Please include the dealer prospectus delivery obligation.

Recent Sales of Unregistered Securities
34. Please disclose the consideration Mr. Seroussi paid for the shares issued in January 2006. Disclose the facts supporting the reliance upon Section 4(1). We may have further comment.
35. We note the discussion of the unit purchase by Fortissimo Capital. The disclosure appears to indicate the private placement will occur simultaneously with the initial public offering. Given the staff`s guidance in the Public Telephone Interpretations regarding the requirement of a completed private placement prior to the commencement of a public registration of the resale of those shares, please revise the disclosure to provide an analysis as to how you meet these requirements. We may have further comment.





Exhibits
36. Please have counsel revise the legality opinion to clarify if it opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws. As it is currently written, it appears to only opine upon New York law including the statutory provisions, all applicable provisions of the New York Constitution and all reported judicial decisions interpreting those laws and the Delaware General Corporation Law.
37. We note your response to comment 50 of your letter dated
February
28, 2006. We note that you do believe that amending regardless of the prohibition to amend the certificate of incorporation is against the spirit of the law. However, such issue is a legal matter and should be opined upon by counsel. Please revise the prospectus to clarify from a legal analysis if the provisions can be amended and if so, disclose the basis for such possibility. Also, disclose in the prospectus if the company views the business combination procedures, as stated in the certificate of incorporation, as obligations to investors that the company will not propose to amend. If not, disclose the extent of the authority and circumstances that would lead to an amendment of the certificate of incorporation.


Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.








	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Babette
Cooper at (202) 551-3396. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

								Sincerely,



								John Reynolds
      Assistant Director



cc:	Brian B. Margolis, Esq.
	Fax: (212) 969-2900




Mr. Yuval Cohen
Fortissimo Acquisition Corp.
April 7, 2006
Page 1